DGHM Investment Trust
565 Fifth Avenue, Suite 2101
New York, New York 10017

September 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn: Mr. Edward Bartz

Re:	DGHM Investment Trust (the “Trust”) Request for Acceleration of the Effective Date of Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A (File Nos. 333-137775 and 811-21958) (the “Registration Statement”) Pertaining to the DGHM All-Cap Value Fund and the DGHM V2000 SmallCap Value Fund

Dear Mr. Bartz:

             Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on September 5, 2013 via EDGAR (accession nbr. 0001209286-13-000303) be accelerated so that the same will become effective at 8:00 a.m., Eastern Time, Friday, September 6, 2013, or as soon thereafter as practicable.

             First Dominion Capital Corp., the principal underwriter for the DGHM Investment Trust, has also signed this letter requesting acceleration.

             If you have any questions concerning this request, please do not hesitate to contact Cynthia D. Baughman at 240.206.6027.

DGHM Investment Trust	First Dominion Capital Corp.

/s/ Jeffrey C. Baker	/s/John Pasco, III
By: Jeffrey C. Baker	By: John Pasco, III
Title: President	Title: President